December 31, 2020	TSX.V - GIGA

Giga Metals Warrants not extended

(VANCOUVER) - Giga Metals Corporation (TSX.V - GIGA) today announced that, further to the press release dated December 21, 2020, the TSX Venture Exchange did not approve the extension of 240,000 warrants with a strike price of $0.70, as requested by the Company.  The reason for denying the extension is that, under Policy 4.1 section 3.1(c), there is a requirement that "no Warrants of the class have been exercised within the last six months."  The warrants in question did not meet this condition.

Options granted

The Company also announced that, pursuant to its Stock Option Plan, approved by the TSX Venture Exchange, the Company will be granting 5,625,000 stock options to certain Directors, Employees and Consultants, exercisable at $0.52 per share, expiring December 30, 2025.  25% of the options will vest immediately, with an additional 25% vesting on each anniversary after issuance.  100% on the options will vest in the event of a change of control of the Company.

On behalf of the Board of Directors,

"Mark Jarvis"

MARK JARVIS, CEO
GIGA METALS CORPORATION
Tel - 604 681 2300

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Suite 203 - 700 West Pender St., Vancouver, BC, Canada V6C 1G8

T: 604-681-2300        E: info@gigametals.com      W: www.gigametals.com